SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration Under Section 12(g) of
      the Securities Exchange of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-14262

                             ThermoQuest Corporation
                        -------------------------------
             (Exact name of registrant as specified in its charter)

                            2215 Grand Avenue Parkway
                               Austin, Texas 78727
                                 (781) 622-1000
                       ---------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $.01 per share
                    ---------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                   ----------
              (Titles of all other classes of securities for which
          a duty to file reports under Section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)       (   )     Rule 12h-3(b)(1)(ii)      (  )
           Rule 12g-4(a)(1)(ii)      (   )     Rule 12h-3(b)(2)(i)       (  )
           Rule 12g-4(a)(2)(i)       (   )     Rule 12h-3(b)(2)(ii)      (  )
           Rule 12g-4(a)(2)(ii)      (   )     Rule 15d-6                (  )
           Rule 12h-3(b)(1)(i)       ( X )

                Approximate number of holders of record as of the
                         certification or notice date: 2


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         Pursuant to the  requirements  of the Securities  Exchange Act of 1934,
ThermoQuest Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 12, 2000                            ThermoQuest Corporation


                                              By: /s/ Theo Melas-Kyriazi
                                                 -------------------------
                                              Name:   Theo Melas-Kyriazi
                                              Title:  Chief Financial Officer







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